Exhibit 4.85

Execution Copy

Land Lease Agreement

between

Fujairah Oil Industry Zone

and

Brooge Petroleum and Gas Investment Company

Relating to the

Oil Storage Terminal & Refinery Project

In

Fujairah Oil Industry Zone

in

The Emirate of Fujairah

United Arab Emirates

Land Lease Agreement FOIZ_AL BROOGE PHASE III

Land Lease Agreement FOIZ_AL BROOGE PHASE III

THIS LAND LEASE AGREEMENT is made on the day of 02 February, 2020 in the Emirate of Fujairah, United Arab Emirates

BETWEEN

FUJAIRAH OIL INDUSTRY ZONE, [FOIZ], a petroleum zone specialized in all affairs of petroleum, petroleum products and hydro carbon industries, including the oil and gas industries established in the Emirate of Fujairah under the provisions of Law No. (4) of 2011 Establishing Fujairah Oil Industry Zone “FOIZ”

and

BROOGE PETROLEUM & GAS INVESTMENT COMPANY FZE with Company Registration No. 13-FZC-1117, a company incorporated in UAE and having its registered office at Fujairah Free Zone in the Emirate Of Fujairah, United Arab Emirates, with postal address P.O. Box 50170, Fujairah, UAE, all in accordance with the local and federal laws of the UAE on the date of this agreement, and its successor(s) and/or permitted assign(s) (hereinafter referred to as the “Lessee”), referred to collectively as the “Parties” and each individually as a “Party”.

RECITALS:

WHEREAS, the Lessee desires to construct a facility for the oil storage terminal having a capacity of up to 3,500,000 cu.m., and/or an oil refinery with a refining capacity of up to 250,000 bbl /d at the Leased Premises, and Fujairah Oil Industry Zone agrees to grant a lease to the Lessee of the Leased Premises on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants set forth in this Agreement the Parties covenant and agree as follows:

1.	Definitions; Construction and Interpretation

1.1	Definitions

In this Agreement, the following capitalised words, terms and phrases used specifically have the following meanings unless the context otherwise requires:

“Affiliate” (of Lessee) means a corporate entity in which Lessee or a direct or an indirect parent company of the Lessee holds at least fifty percent (50%) of the shares or voting rights in the corporate entity.

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“Agreement” means this Land Lease Agreement.

“Business Day” means any day excluding Friday and Saturday and any day that shall be in the United Arab Emirates or the Emirate of Fujairah a legal holiday or a day on which banking institutions in the Emirate of Ftijairah are authorised or required by law or other governmental action to be closed.

“Claims” means with respect to any Person, any and all suits, sanctions, legal proceedings, claims, assessments, judgements, damages, penalties, fines, liabilities, demands, reasonable out-of-pocket expenses of whatever kind and losses incurred or sustained by or against such Person (but excluding any lost profits or other special, incidental, indirect, punitive or consequential damages suffered by that Person).

“Concession” means the right granted to the Lessee to develop, finance, design, execute, manage and operate the Project on the Leased Premises in accordance with the terms of this Agreement.

“Day” means the 24-hour period beginning and ending at 00:00 midnight United Arab Emirates time.

“Dirhams” or “Dhs.” means the lawful currency of the United Arab Emirates.

“Earlier Termination Date” has the meaning set forth in Clause 4.2.

“Effective Date” means the date of this Agreement.

“Environmental Law” means the Federal Law No.24 (1999) of the United Arab Emirates.

“Fils” means one hundredth of a Dirham.

“Fujairah Oil Industry Zone Event of Default” has the meaning set forth in Clause 13.0.

“Governmental Authorisation” means any authorisation, consent, decree, permit, waiver, privilege, approval from and filings with any Governmental Instrumentality.

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“Governmental Instrumentality” means the Federal Government of the United Arab Emirates, the Government of Fujairah, Fujairah Oil Industry Zone or any department, authority or political subdivision thereof, and any Person under direct or indirect control of any such government exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government or any other governmental entity, instrumentality, agency, authority, corporation, committee or commission, or any independent regulatory authority, in each case within the Emirate of Fujairah or the United Arab Emirates, and any successor to or any assignee of any of the foregoing.

“Law” means any decree, resolution, law, statute, act, ordinance, rule, directive (to the extent having the force of law), order, treaty, code or regulation (including any of the foregoing relating to health or safety matters or any Environmental Law) or any interpretation of the foregoing, as enacted, issued or promulgated by any Governmental Instrumentality including amendments, modifications, extensions, replacements or re-enactments thereof.

“Lease Expiration Date” has the meaning set forth in Clause 4.

“Lessee” means Brooge Petroleum & Gas Investment Company FZE and/ or its nominee(s) and/ or its successor(s) and/ or permitted assign(s).

“Leased Premises,” means the parcels of land as described in the attached site plan shown in Annex 1 and to be leased to the Lessee under the terms of this Agreement.

“Lessee Event of Default” has the meaning set forth in Clause 12.

“Legal Requirements” means all applicable Laws, Governmental Authorisations and other licenses, permits, approvals and agreements, and any injunction or final non appealable judgement directly applicable to the relevant Party, of any Governmental Instrumentality having jurisdiction over the matter in question.

“Lien” means any mortgage, pledge, lien, security interest, option agreement, claim, charge or encumbrance of any kind.

“Person” means any individual, corporation, joint stock company, limited liability company, partnership, joint venture, association, trust, unincorporated organisation, Governmental Instrumentality, or other entity.

“Plant” means, in its simplest definition, the facility of either a combination of oil storage terminal of up to 3,500,000 cubic meters and a refinery of up to 250,000 bpd or a full storage facility of up to 3,500,000 cubic meters to be constructed by or on behalf of the Lessee at the Plant Site with such additions, deletions, enhancements, and facilities as the Lessee may decide during the Term.

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“Plant Site” means the area or areas identified in the attached site plan with amendments as agreed between the Parties.

“Project” means the construction, ownership, management, operation and maintenance of the Plant.

“Rent” has the meaning set forth in Clause 5.

“Rights of Way” mean the rights and easements as further described in Clause 3.1

“Taxes” means any tax, charge, impost, tariff, duty or fee of any kind charged, imposed or levied, directly or indirectly, by any Governmental Instrumentality, including any value-added tax, sales tax, stamp duty, impo11 duty, withholding tax (whether on income, dividends, interest payments, fees, equipment rentals or otherwise), tax on foreign currency loans or foreign exchange transactions, excise tax, property tax, registration fee or license, water tax or environmental, energy or fuel tax including any interest, penalties or other additions thereon.

“Term” has the meaning given in Clause 4.1.

“Utilities” means water, sewage, gas, electricity, telecommunications and all other services and utilities required by the Lessee for the Project.

1.2	Construction and Interpretation.

Unless the context otherwise requires:

A.	words of any gender include each other gender;

B.	words using the singular or plural number also include the plural or singular number, respectively;

C.	the terms ” hereof,” “herein,” “hereby,” “hereto” and similar words refer to this entire Agreement and not to any particular Article, Section, Clause, Exhibit, Appendix or Schedule or any other subdivision of this Agreement;

D.	references to ” Article,” “Section,” “Clause,” “Exhibit,” ” Appendix” or “Schedule” are to the Articles, Sections, Clauses, Exhibits, Appendices and Schedules , respectively, of this Agreement;

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E.	the words ” include” or “including” shall be deemed to be followed by “without limitation” or “but not limited to” whether or not they are followed by such phrases of like import;

F.	references to “this Agreement” shall be construed as a reference to the Agreement as amended, modified or supplemented and in effect from time to time and shall include a reference to any document which amends, modifies or supplements it, or is entered into, made or given pursuant to or in accordance with its terms;

G.	whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified;

H.	all periods of time shall be based on, and computed according to, the Gregorian calendar: and

I.	whenever this Agreement specifies the consent of a party should be obtained, such Party will not unreasonably withhold, delay or condition its consent.

2.	Leased Premises

2.1	Leased Premises

In consideration of the Rent to be paid and the terms, covenants, conditions, agreements and obligations to be performed and observed by the Lessee as provided in this Land Lease, and on the terms and subject to the conditions of this Land Lease, Fujairah Oil Industry Zone hereby grants and leases to the Lessee, and the Lessee hereby hires and takes from Fujairah Oil Industry Zone, the Leased Premises.

2.2	Quiet Enjoyment

Fujairah Oil Industry Zone covenants with the Lessee that upon the Lessee paying the Rent (and all other charges required to be paid by the Lessee hereunder) and performing, observing and keeping all of the terms, covenants, conditions, agreements and obligations of this Agreement on the Lessee’s part to be so performed, observed and kept and conforming to the stipulations ofFOIZ HSEQ Management System Manual and Codes of Practice, the Lessee shall peaceably and quietly hold, occupy and enjoy the Leased Premises during the Term without undue interference from Fujairah Oil Industry Zone or from any Person authorised by or claiming to be an authorised representative of Fujairah Oil Industry Zone. Fujairah Oil Industry Zone covenants with the Lessee that the Lessee shall have, subject to any restrictions imposed under this Agreemen,t full control over the operations and management of the Plant.

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2.3	Sublet or Assignment of Leased Premises

The Lessee shall not sublet, assign or charge any portion of the Leased Premises to any third party or Person, without the consent of Fujairah Oil Industry Zone (such consent shall not be unreasonably withheld or delayed).

For the avoidance of any doubt the land shall not be subject to any Lien.

2.4	Delivery of Possession; Condition of Leased Premises

Fujairah Oil Industry Zone shall deliver possession of the Leased Premises to the Lessee by the Effective Date, free and clear of all Liens; however, the Fujairah Oil Industry Zone shall retain responsibility for any conditions existing prior to the Effective Date.

2.5	Warranty as to Use

Fujairah Oil Industry Zone warrants that the use of the Leased Premises or any land over which easements or rights are granted pursuant to clauses 3.1 and 3.2 by the Lessee as contemplated by this Agreement will not violate any restrictions, reservations, or Laws in relation to the Leased Premises.

3.	Access to the Leased Premises, Utilities and Formalities

3.1	Access to the Leased Premises

For the purpose of providing access to the Leased Premises by individuals and vehicles as well as pipelines and ancillary facilities that interconnect to the Port of Fujairah, the Fujairah Oil Industry Zone hereby grants the Lessee and its representatives, employees, contractors a free non-exclusive easement for the Term of the Agreement, over and across the land contiguous to the Lease Premises for vehicular and pedestrian ingress and egress to, from and among the Leased Premises to and from the public rights-of-way, including temporary roads needed for the Project to access the Leased Premises. The easement shall also include such permissions, rights for the use and access to service corridors with pipelines passing through all those lands located between the Leased Premises and the Port of Fujairah, as may be necessary to interconnect the Leased Premises with the Port of Fujairah by a routing proposed by FOIZ and the Port, & in accordance with the planned utility corridors of FOIZ.

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3.2	Utilities procured by the Lessee

The Lessee shall be responsible for the procurement of the Utilities from various service providers. Fujairah Oil Industry Zone shall identify and make available service corridor for the necessary service connection to the Leased Premises. The Lessee shall be responsible for all costs associated with the procurement, consumption and use of the Utilities and the obligation for the design, installation, and maintenance rests with the Lessee and Utilities service provider.

3.3	Formalities

At the Lessee’s request and in accordance with all Laws, Fujairah Oil Industry Zone shall issue relevant official documents necessary for the Lessee and its employees, representatives or contractors to perform their duties in relation to the Project in a reasonable time frame after receiving such request provided that the Lessee, its employees, representatives or contractors shall have complied with all required Laws in relation to the obtaining and maintaining such official documents.

4.	Term

4.1	The Term

Unless this Agreement is earlier terminated pursuant to the provisions hereof, the term of this lease shall be for an initial period of thirty (30) consecutive years of operation, which period shall commence on and as of the Effective Date (the “Initial Term”). Thereafter, the lease shall be automatically extend for a further period of thirty (30) consecutive years (the “Extended Term”) following which the lease shall expire, without notice or any other action on the part of Fujairah Oil Industry Zone, the Lessee or any other Person, at 11:59:59 p.m. Fujairah time on the last Day of the month in which the sixtieth (60th) anniversary of operations occurs (the “Lease Expiration Date”).

The Parties may agree to extend the lease beyond the Lease Expiration Date upon terms and condition to be mutually agreed with the Lessee having the right of first refusal to extend the lease beyond the Lease Expiration Date.

4.2	Earlier Termination.

This Agreement may be terminated on a date (herein referred to as the “Earlier Termination Date” ) prior to the Lease Expiration Date under the following circumstances:

A.	by mutual agreement of the Parties;

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B.	by Fujairah Oil Industry Zone in accordance with the provisions of Clause 12 (Lessee Events of Default; Fujairah Oil Industry Zone Remedies) upon the occurrence of a Lessee Event of Default;

C.	by the Lessee in accordance with the·provisions of Clause 13 (Fujairah Oil Industry Zone Events of Default; Lessee Remedies) upon the occurrence of a Fujairah Oil Industry Zone Event of Default; or

D.	by the Lessee without penalty or further obligation if the Lessee is not able to execute a satisfactory and definitive Port Use Agreement with the Port ofFujairah for the use of the Port’ s inbound and outbound petroleum wharf facilities within three months of the Effective Date of this Agreement unless extended by mutual agreement of the Parties;

E.	by either Party if the parties are unable to mutually agree to the Rights of Way and easements granted by the Fujairah Oil Industry Zone under Clause 3.1.

F.	by the Lessee without penalty or further obligation if the Plant is destroyed or damaged to the extent that it is incapable of operating, and in the reasonable opinion of the Lessee it is not commercially viable to restore or repair the Plant so that it is operational, provided however, the Lessee pledges that the Plant and Equipment that shall be installed is brand new without any cannibalized component[s].

5.0	Rent

5.1	Storage and Refinery Site

In consideration for the grant, demise and lease by Fujairah Oil Industry Zone of the Leased Premises, having an area of 450,074.73 sq. m and in the location shown in Annex 1, the Lessee shall pay to Fujairah Oil Industry Zone rent (herein referred to as “Rent”). Rent during the Term shall be an amount equal to Dirhams Fifty (Dhs. 50.00) per square meter per annum for the Storage and Refinery Site.

During the Term of this Land Lease, the Rent shall be increased at the end of each year. The increase in the Rent shall correspond to two (2) percent increase over the preceding Rent. The Rent shall be paid by the Lessee to Fujairah Oil Industry Zone beginning 18 (eighteen) months from the Effective Date or upon First Commissioning of the Plant, whichever occurs earlier.

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5.2	Other Charges

Contribution for the Storm Water Drainage System, Culvert Project, Emergency Fire-Fighting Response Facilities and other common facilities shall be paid separately on a pro rata basis.

5.3	Place of Payment.

All amounts in respect of Rent for each quarter year shall be invoiced by and paid to Fujairah Oil Industry Zone in Dirhams by immediately available funds due net thirty (30) days after receipt of invoice, on demand and without counterclaim, deduction or set off of any kind, at such place and in such manner as Fujairah Oil Industry Zone may from time to time designate by prior written notice to the Lessee.

6.0	Consents and other documents.

Fujairah Oil Industry Zone undertakes upon the reasonable request of the Lessee, to sign any consent or acknowledgement with Lessee and any other Party that the Lessee may reasonably designate, as may be required from time to time to construct, operate, and/or market the Project and provided that any such consent shall not provide the relevant Third Party with any more rights than those provided to the Lessee under this Land Lease. The Fujairah Oil Industry Zone shall use all reasonable endeavours to sign such consents or acknowledgements within a reasonable time frame.

7.0	Taxes and other covenants

7.1	Responsibility for Taxes

The Lessee shall be responsible to pay all Taxes that are imposed on it by the Federal Government of the United Arab Emirates or Fujairah Oil Industry Zone . Such Taxes shall be payable by the Lessee in addition to the Rent notwithstanding the Parties acknowledge that the Leased Premises is a free trade zone and that the Lessee will be entit led to all benefits applying to free zone entities, including benefits in respect of Taxes.

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7.2	Lessee Covenants

The Lessee covenants with Fujairah Oil Industry Zone that throughout the Term it will:

(a)	carry out an Environmental Impact Assessment Study of the Project in accordance with the stipulations of Federal Law (24) of 1999 not later than eight (8) months from the Effective Date for submission and approval by FOIZ, such approval may not be withheld by FOIZ, if the study and the proposed measures to be adopted thereof, are not in breach or conflict with the stipulations of stated Environmental Standards and Guidelines; Similarly, lessee undertakes to complete the FEED within a period of 6 (six) months.

(b)	conform to the stipulations of FOIZ HSEQ Management System Manual and Codes of Practice;

(c)	pay its contribution to FOIZ for the common infrastructure, such as storm water drainage channel and emergency fire-fighting response on a pro-rata basis;

(d)	ensure that the Leased Premises are maintained, and the Plant is operated, in accordance with all Laws, good industrial practices and in a manner that would not be injurious to health or cause damage to property;

(e)	not use the Leased Premises for any purpose other than the operations related to the Project

(f)	ensure that appropriate security arrangements, as determined by Lessee, for the Leased Premises are in place at all times;

(g)	not construct any buildings or other facilities on the Leased Premises other than are considered necessary by the Lessee for the purposes of the Project;

(h)	not do anything in or outside the Leased Premises which are not normal and customary for facilities of this type that might cause nuisance, damage or annoyance to Fujairah Oil Industry Zone or any Person;

(i)	effect such insurance as is normal and customary in facilities of this type and is determined to be adequate by the Lessee at all times in relation to the Plant and all other activities carried out by the Lessee on the Leased Premises on terms and conditions acceptable to Fujairah Oil Industry Zone, whose terms, conditions, and acceptance of same shall not be unreasonable, and deliver to Fujairah Oil Industry Zone within three months from the Effective Date and on the date of each renewal of any insurance policy, copies of all insurance policies, slips and cover notes;

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(j)	comply within ninety (90) days with any reasonable written request (no more than once per year) from Fujairah Oil Industry Zone for the delivery of non-confidential information, data or their documentation relating to the Project and the operation of the Plant (“Requested Information”) so that the Fujairah Oil Industry Zone can assure itself that the Lessee is in conformance with its obligations under this Agreement and subject to the condition that the standard of assessing confidentiality of the Requested Information shall be that of the Lessee;

(k)	throughout the term except to the extent of any exemptions which may have been granted to the Lessee from time to time to keep in force and effect all such trade or other licenses, consents, approvals and permissions as may be required for the proper and lawful operation of the Plant provided that if, having made all reasonable endeavours to obtain all such licences, consents and permits necessary for the construction of the Plant and the operation of the Project, it is not possible to obtain these within a reasonable period, the Lessee may terminate this Agreement.

7.3	Fujairah Oil Industry Zone’s Covenants

Fujairah Oil Industry Zone hereby covenants that as and from the date hereof and for the duration of the Term it shall permit and cooperate with the Lessee (after consultation between Fujairah Oil Industry Zone and the Lessee) on a timely and good faith basis in and about the authorization of the constmction and completion of any extensions, additions and improvements to the Plant as the Lessee may from time to time determine is appropriate.

8.0	Representations and Warranties of the Lessee

The Lessee hereby represents and warrants to Fujairah Oil Industry Zone as of the Effective Date as follows:

8.1	Legal and Valid Obligations

The obligations expressed to be assumed by the Lessee under this Agreement are legal and valid obligations binding on the Lessee in accordance with the terms hereof.

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8.2	Third Party Consents

To the best of the Lessee’s knowledge, no consents of third parties are required to be obtained in order for the Lessee to perform the Lessee’s obligations under this Agreement.

8.3	Litigation

A.	The Lessee is not involved in any pending action, suit, investigation, arbitration or other proceeding which, if determined adversely to the Lessee, would impair the ability of the Lessee to perform his obligations under this Agreement, and to the best of the Lessee’s knowledge, no such action, suit, investigation, arbitration or other proceeding is threatened against the Lessee.

B.	To the best of the Lessee’ s knowledge, there are no writs, judgements, injunctions, decrees or similar orders of any Governmental Instrumentality outstanding against the Lessee, which would materially adversely affect the use, operation or maintenance of the Leased Premises by the Lessee.

8.4	No Conflicts, Violations or Breaches

The Lessee has not received any notice from any Governmental Instrunmentality of any violation or potential violation of any Law pertaining to or affecting or that would reasonably be likely to affect the Lessee’s intended use or occupancy of the Leased Premises or the Lessee’s intended ownership or operation of the Project on the Leased Premises.

8.5	Continuing Warranties

The warranties in Clauses 8.1 to 8.4 above shall be deemed to be repeated by the Lessee on and as of December 31 of each year during the Term as if made with reference to the facts and circumstances on such date and shall survive the payment of each instalment of Rent under Clause 5. The Lessee shall promptly notify Fujairah Oil Industry Zone in writing if any of the warranties given by the Lessee in Clauses 8.1 to 8.4 ceases to be true in any material respect. However if, after the Effective Date, the Lessee is not able to give the warranties in Clauses 8.1 to 8.4 on December 31 of each year during the Term, then provided that the Lessee is in compliance with his other obligations under this agreement, then the lack of such warranties shall have no effect on this Agreement, shall not give rise to any claim for damages, and shall not be cause for termination by the Fujairah Oil Industry Zone.

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9.0	Representations and Warranties ofFujairah Oil Industry Zone

Fujairah Oil Industry Zone hereby represents and warrants to the Lessee as of the Effective Date as follows:

9.1	Power and Authority

A.	Fujairah Oil Industry Zone has the power and has received all necessary consents and approvals required to enable it to enter into the Agreement, to grant a lease of the Leased Premises and to perform of all of its obligations and covenants set out in this Agreement.

B.	The obligations expressed to be assumed by Fujairah Oil Industry Zone under this Agreement are legal and valid obligations binding on it in accordance with the terms of this Agreement.

C.	Fujairah Oil Industry Zone acknowledges that the Lessee has represented that it intends to avail itself of the tax-free privileges of the Fujairah Free Zone by entering into appropriate agreements with either the Government of Fujairah and/or the Fujairah Free Zone Authority).

D.	Fujairah Oil Industry Zone agrees to perform in a timely manner and without costs to the Lessee any obligations of a recurring or continuing nature that are appropriate to the discharge of the Fujairah Oil Industry Zone’ s responsibilities under this Agreement which, while not spelled out specifically in this Agreement, may nevertheless occur from time to time during the Term.

9.2	Third Party Consents

No consents of third parties are required to be obtained in order for Fujairah Oil Industry Zone to enter into this Agreement and to perform its obligations under this Agreement.

9.3	Litigation

A.	Fujairah Oil Industry Zone is involved in no pending action, suit, investigation, arbitration or other proceeding which, if determined adversely to Fujairah Oil Industry Zone, would impair the ability of Fujairah Oil Industry Zone to perform its obligations under this Agreement, and to the best of Fujairah Oil Industry Zone’s knowledge, no such action, suit, investigation, arbitration or other proceeding is threatened against it.

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B.	At the Effective Date, there are no writs, judgements, injunctions, decrees or similar orders of any Governmental Instrumentality outstanding against Fujairah Oil Industry Zone, which would materially adversely affect the use, operation or maintenance of the Leased Premises by the Lessee.

9.4	Title

Fujairah Oil Industry Zone is the owner of the Leased Premises and upon the Effective Date, (i) the Lessee will have a valid leasehold estate in and to the Leased Premises, (ii) the Leased Premises will not be subject to any Liens (iii) no other party can pre-empt the Lessee’s rights under this Agreement, and (iv) there are no pre-existing ecological or environmental issues or liabilities that will transfer or be assigned to the Lessee as a result of this Agreement.

9.5	No Conflicts, Violations or Breaches

Fujairah Oil Industry Zone has not received any notice from any Governmental Instrumentality of any violation or potential violation of any Law pertaining to or affecting or that would reasonably be likely to affect the Lessee’s intended use or occupancy of the Leased Premises or the Lessee’ s intended ownership or operation of the Project on the Leased Premises.

9.6	Continuing Warranties.

The warranties in Clauses 9.1 to 9.5 above shall be deemed to be repeated by Fujairah Oil Industry Zone on and as of December 31 of each year during the Term as if made with reference to the facts and circumstances on such date. Fujairah Oil Industry Zone shall promptly notify the Lessee in writing if any of the warranties given by it in clauses 9.1 to 9.5 ceases to be true in any material respect.

9.7	No Agents.

No agent, broker or finder has been engaged by Fujairah Oil Industry Zone in connection with the transactions contemplated by this Agreement. If any Claim for any agent’ s, broker’s or finder’s fees or commissions is asserted in connection with the negotiation, execution or consummation of this Agreement or of any of the transactions contemplated hereby through Fujairah Oil Industry Zone, then Fujairah Oil Industry Zone shall protect, indemnify, hold harmless and defend the Lessee from and against such Claim.

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9.8	Easements

Fujairah Oil Industry Zone is the owner of any land over, under or through which easements or other similar rights of access are required in order for the Lessee to connect to the utilities, or otherwise for access to the Land and the proper operation of the Project.

10.0	Indemnification

10.1	Indemnification by the Lessee.

The Lessee shall indemnify, defend and hold harmless Fujairah Oil Industry Zone, its officials, employees and representatives and its Affiliates, agents, contractors or licensees and their respective officers, directors, and employees (herein referred to as the “Fujairah Oil Industry Zone Parties”), from and against all Claims made against or suffered by any Fujairah Oil Industry Zone Parties that arise from:

(a)	any injury to persons or damage to property that results from the negligent acts or omissions of the Lessee, or any Person representing the Lessee on, or arising out of the use of, the Leased Premises during the Term; and/or

(b)	relating to any breach by the Lessee of any of its obligations under this Agreement.

For the avoidance of doubt, the petroleum fluid cargoes stored in the Leased Premises are not the property of the Lessee and cannot be pledged by the Lessee nor seized by the Fujairah Oil Industry Zone as remedies for any breach of this Agreement.

10.2	Indemnification by Fujairah Oil Industry Zone.

Fujairah Oil Industry Zone shall indemnify, defend and hold harmless the Lessee from and against all Claims made against or suffered by the Lessee relating to any breach by Fujairah Oil Industry Zone of any of its obligations under this Agreement.

10.3	Neither Party shall be liable in an action initiated by one against the other for special, indirect or consequential damages resulting from or arising out of this Agreement, including, without limitation, loss of profit or business interruptions, however same may be caused.

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11.0	Dispute Resolution

11.1	Negotiations

A.	The Parties hereto agree to attempt to resolve any dispute, controversy, difference or claim (“Dispute”) between them in connection with this Agreement promptly, equitably and in a good faith manner.

B.	If any Dispute is not resolved between the Parties pursuant to Clause 11.lA within thirty (30) Days from the date on which one Party receives written notification from the other Party that a Dispute exists in connection with this Agreement, then such Dispute shall be settled exclusively and finally by arbitration in accordance with Clause 11.2.

11.2	Arbitration

A.	It is specifically understood and agreed that any Dispute in connection with this Agreement that has not been resolved between the Parties pursuant to Clause 11.1 may be submitted to arbitration at the Fujairah Arbitration Centre of Fujairah Chamber of Commerce irrespective of the amount in Dispute. This Agreement and the rights and obligations of the Parties shall remain in full force and effect pending the award in such arbitration proceeding, which award, if appropriate, shall determine whether and when any termination shall become effective.

B.	Each arbitration between the Parties shall be held and finally settled in the United Arab Emirates and shall be conducted pursuant to the Rules of Conciliation and of Arbitration of the Arbitration Centre of Fujairah Chamber of Commerce in force when the arbitration commences.

C.	The arbitration shall be conducted before an arbitral tribunal (the “Tribunal”) composed of three (3) arbitrators. Each Party shall nominate an arbitrator, and the two Party-appointed arbitrators shall jointly nominate the third (who shall be the chairperson) within thirty (30) Days after the confirmation of the second arbitrator, failing which the chairman shall be appointed by the Director of Fujairah Chamber of Commerce.

D.	Any arbitration commenced hereunder shall be completed within two hundred forty (240) Days of the appointment of the Tribunal absent agreement of the Parties to such arbitration. The Parties shall be entitled to discovery of documents only upon a finding of good cause by the Tribunal. All direct testimony shall be offered by way of affidavit. The Party submitting an affidavit shall make the affidavit available for cross-examination before the Tribunal. The Parties waive any claim to any damages in the nature of punitive, exemplary or statutory damages in excess of compensatory damages, and the Tribunal is specifically divested of any power to award such damages. The award of the Tribunal shall be final and binding on the Parties (i.e. not subject to appeal) and the Parties agree that an arbitration award may be entered in any court having jurisdiction thereof. The Tribunal shall have the right and authority to grant injunctive, declaratory and other equitable relief.

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E.	Only Persons who are engineers, attorneys; financial advisors, former judges, managers, executives and other professionals with relevant technical or legal experience with graduate-level education and qualifications shall be appointed as arbitrators. No arbitrator shall be a present employee or agent of, or consultant or counsel to, either Party or any Affiliate of either Party.

F.	The Parties shall each pay one-half of any advances on costs set by the Tribunal. The Tribunal shall be entitled to allocate the costs of arbitration between the Parties, which costs shall be borne by each Party as determined in any arbitral award or awards by the Tribunal.

12.0	Lessee Events of Default; Fujairah Oil Industry Zone’s Remedies

12.1	Lessee Events of Default

The occurrence of any of the following events shall constitute a “Lessee Event of Default” on the part of the Lessee under this Agreement:

A.	the Lessee fails to pay any amount in respect of Rent within thirty (30) Days after the date when such amounts are due, taken into account any event of force majeure, that prevent the Lessee from fulfilling its payment obligations; or

B.	the Lessee fails to perform or meet in any material respect any material term, condition, covenant, agreement or obligation on the part of the Lessee to be performed or met under this Agreement, and such failure continues for a period of sixty (60) Days after notice thereof is given by Fujairah Oil Industry Zone to the Lessee; provided that a Lessee Event of Default shall not be deemed to have occurred hereunder if such failure cannot reasonably be cured within sixty (60) Day period and the Lessee has commenced and is diligently pursuing such cure within such sixty (60) Day period to the reasonable satisfaction of Fujairah Oil Industry Zone, in which case the Lessee shall have an additional period of time (not to exceed one hundred and twenty (120) Days after receipt of written notice of such default) to cure such default (the “Extended Cure Period”) and Fujairah Oil Industry Zone shall not terminate this Agreement during such Extended Cure Period.

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12.2	Fujairah Oil Industry Zone’s Remedies.

A.	Upon the occurrence of any Lessee Event of Default and provided that the same is continuing and subject to any grace periods provided for in Clause 12.l(B) of this Agreement, Fujairah Oil Industry Zone may, at its option and without prejudice to any other right, remedy or recourse afforded to Fujairah Oil Industry Zone under any provision hereof or at Law, elect to terminate this Agreement by giving written notice of termination to the Lessee and/or Fujairah Oil Industry Zone may exercise any other right or remedy it may have at Law or in equity on account of such Lessee Event of Default. In such event, the Earlier Termination Date shall be the date specified in such notice of termination. At any time on or after the Earlier Termination Date, Fujairah Oil Industry Zone or Fujairah Oil Industry Zone’s officials, employees, agents or representatives may, unless prevented by court order or Law and upon not less then fifteen (15) Days written notice to the Lessee, re-enter the Leased Premises, remove all Persons and demand the Lessee remove all or any property therefrom, in advance of Fujairah Oil Industry Zone’ s right to repossess and enjoy the Leased Premises, and all modifications made to the same during the Term.

B.	In addition to the rights and remedies provided in Clause 12.2 A above, and whether or not the Leased Premises or any part thereof shall have been re-let, the Lessee shall pay to Fujairah Oil Industry Zone all amounts due and owing under this Agreement up to the Earlier Termination Date.

C.	The exercise by Fujairah Oil Industry Zone of any right or remedy against the Lessee or the Leased Premises shall not preclude the simultaneous or successive exercise against the Lessee or the Leased Premises of any other right or remedy provided for herein or permitted by Law or in equity, whether or not such rights or remedies are consistent or inconsistent with any other right or remedy.

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13.0	Fujairah Oil Industry Zone Events of Default; Lessee’s Remedies

13.1	Fujairah Oil Industry Zone Events of Default

The occurrence of any of the following events shall constitute a ” Fujairah Oil Industry Zone Event of Default” on the part of Fujairah Oil Industry Zone under this Land Lease:

Fujairah Oil Industry Zone fails to perform or meet in any material respect any other material term, condition, covenant, agreement or obligation on the part of Fujairah Oil Industry Zone to be performed or met under this Agreement, and such failure continues for a period of sixty (60) Days after notice thereof is given by the Lessee to Fujairah Oil Industry Zone, provided that a Fujairah Oil Industry Zone Event of Default shall not be deemed to have occurred hereunder if such failure cannot reasonably be cured within such sixty (60) Day period and Fujairah Oil Industry Zone has commenced and is diligently pursuing such cure within such sixty (60) Day period, in which case Fujairah Oil Industry Zone shall have an Extended Cure Period and the Lessee may not terminate this Agreement during such Extended Cure Period.

13.2	Lessee’s Remedies.

A.	Upon the occurrence of any Fujairah Oil Industry Zone Event of Default hereunder, the Lessee may, at its option, elect to terminate this Agreement by giving written notice of termination to Fujairah Oil Industry Zone and/or the Lessee may exercise any other right or remedy it may have at Law or in equity on account of such Fujairah Oil Industry Zone Event of Default. In such event, the Earlier Termination Date shall be the date specified in such notice of termination subject to any grace periods provided for in Clause 13.1A of this Agreement.

B.	The exercise by the Lessee of any right or remedy against Fujairah Oil Industry Zone or the Leased Premises shall not preclude the simultaneous or successive exercise against Fujairah Oil Industry Zone or the Leased Premises of any other right or remedy provided for herein or permitted by Law or in equity, whether or not such rights or remedies are consistent or inconsistent with any other right or remedy.

14.0	Surrender of Leased Premises

The Lessee shall, upon the Lease Expiration Date or Earlier Termination Date, whichever shall first occur, surrender the Leased Premises to Fujairah Oil Industry Zone without delay, free and clear of all tenancies and occupancies and free and clear of all Liens, and the Lessee shall execute and deliver to Fujairah Oil Industry Zone any and all documents, whether in recordable form or otherwise, required to evidence the termination of this Agreement. This Clause 14 shall be without prejudice and subject always to Clause 4.1.

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15.0	Miscellaneous Provisions

15.1	Notices

Any notice or other communication from one Party to the other Party which is required or permitted to be made under the provisions of this Land Lease shall be:

A.	made in writing;

B.	delivered personally (by hand delivery or by courier) to the address of the other Party which is shown below or to such other address as the other Party shall by notice require, or sent by facsimile transmission (with receipt of transmission confirmation) to the facsimile number of the other Party which is shown below or to such other facsimile number as the other Party shall by notice require; and

C.	marked for the attention of the person(s) designated below or to such other person(s) as the other Party shall by notice require. Any notice or other communication made by one Party to the other Party in accordance with the foregoing provisions of this Clause 15 shall be deemed to be received by the other Party, if delivered by hand or by courier, on the Day on which it is left at that Party’s address, or if sent by facsimile transmission, on the next Business Day following the Day on which it is sent to that Party’s address.

If to Fujairah Oil Industry Zone, to:

FUJAIRAH OIL INDUSTRY ZONE

Attention: Capt. Salem Al Afkham Al Hamoudi

Facsimile: 09 22 44 111 Email: Capt.Salem@foiz.gov.ae

If to the Lessee, to:

BROOGE PETROLEUM & GAS INVESTMENT COMPANY FZE

Attention: Nicolaas Pardenkooper

Email: nico.paardenkooper@bpgic.com

Either Party from time to time may change its address, or other information for the purpose of notices to such Party by giving notice specifying such change to the other Party.

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15.2	Entire Agreement

On the Effective Date, this Agreement constitutes the entire agreement and understanding between the Parties with respect to the subject matter hereof, and supersedes any and all previous or contemporaneous understandings, proposals, negotiations, agreements, commitments and representations, whether written or oral.

15.3	Waiver

Any term or condition of this Agreement may be waived at any time by the Party hereto that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by all Parties. The failure or delay of any Party to require performance by any other Party of any provision of this Agreement shall not affect its right to require performance of such provision unless and until such performance has been waived by such Party in writing in accordance with the terms hereof. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, shall be cumulative and not alternative.

15.4	Amendment

No modification, amendment or waiver of any provisions of this Agreement shall be valid unless it is in writing and signed by all Parties hereto.

15.5	Assignment

A.	Neither Party may assign any of its rights or obligations, in part or in whole, under this Agreement (collectively, an “Assignment”) without the prior written consent of the other Party, save that nothing in this Agreement will prevent the Lessee from granting any sub-lease or assigning in accordance with Clause 2.3

B.	No Assignment shall be effective unless and until the assignor has procured the proposed assignee to covenant directly with the other Party to observe and perform all the terms and conditions of this Agreement and has provided to the other Party a certified copy of the Assignment.

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15.6	Headings

The headings contained in this Agreement are solely for the convenience of the Parties hereto and should not be used or relied upon in any manner in the construction or interpretation of this Agreement.

15.7	Invalidity

The invalidity or unenforceability of any provisions of this Agreement shall be determined in accordance with Clause 11.2. The Parties hereby agree to use good faith efforts to negotiate an equitable adjustment to any provision of this Agreement determined to be invalid or unenforceable, with a view toward effecting the purpose of this Agreement, and the validity or enforceability of the remaining provisions of this Agreement shall not be affected thereby.

15.8	Governing Law

This Agreement shall be governed by and construed in accordance with the Federal Laws of the United Arab Emirates and Fujairah Law.

15.9	Fridays and Holidays

Whenever the date for the performance of any term, condition, obligation, covenant, agreement or provision required or provided under this Agreement falls on a Friday, Saturdays or legal holiday in the Emirate of Fujairah, such date shall be extended to the next succeeding Business Day.

15.10	Confidentiality

Each Party shall hold, and shall use its best efforts to cause its representatives, to hold, in strict confidence from any other Person (other than any such representative or Financing Party) all documents and information concerning the other Party or any of its representatives furnished to it by the other Party in connection with this Agreement or the transactions contemplated hereby unless:

A.	required to disclose any such information by judicial or administrative process (including in connection with obtaining from any Governmental Instrumentality the necessary approvals of this Agreement, and the transactions contemplated hereby) or by other requirements of Law;

B.	required to disclose any such information to comply with regulatory reporting requirements including those set forth by the U.S. Securities and Exchange Commission;

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C.	required to disclose any such information to comply with the requirements of any stock exchange.

D.	disclosed to Persons providing or proposing to provide financing to a Party; or

E.	disclosed in an action or proceeding brought by either Party in pursuit of its rights or in the exercise of its remedies hereunder. Notwithstanding the foregoing, this Clause 15.10 shall not apply to such documents or information that was:

1)	previously known by the Party rece1vmg such documents or information;

2)	in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving Party; or

3)	later acquired by such receiving Party from another source if such receiving Party is not aware that such source is under an obligation to the other Party to keep such documents and information confidential.

15.11	Further Assurances

The Parties shall at all times do all such further acts and execute and deliver such further deeds and documents as shall be reasonably required in order to perform and carry out the provisions of this Agreement.

15.12	Survival

The agreements of the Parties contained in Clauses 7.1 and in Clauses 5, 10, 11 and 15 shall survive, as the case may be, any termination of this Agreement that occurs prior to the Lease Expiration Date, for a period of two (2) years after such termination or expiration of this Agreement.

15.13	Binding Effect

This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective duly authorised representatives as of the date first written above.

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ON BEHALF OF

FUJAIRAH OIL INDUSTRY ZONE

Name:	Capt. Salem Al Aflkam Al Hamoudi
Title:	Director, FOIZ

Date:	02-02-2020

ON BEHALF OF BROOGE PETROLEUM

AND GAS INVESTMENT COMPANY

/s/ Nicolaas Pardenkooper

Name:	Nicolaas Pardenkooper
Title:	Chief Executive Officer
Date:	02-02-2020

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